Exhibit 12


		                CAROLINA TELEPHONE AND TELEGRAPH COMPANY
	             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
			                        (Thousands of Dollars)


				                                Years ended December 31,
	                     		  1996       1995       1994       1993      1992
              		       ---------------------------------------------------
Income before extra-
   ordinary items      $118,178   $ 99,932   $ 94,944   $ 49,486   $72,800

Capitalized interest       (209)      (844)      (140)       (54)     (632)

Income tax provision     70,107     58,510     56,176     26,837    40,430
              		       --------   --------   --------   --------  --------
Subtotal                188,076    157,598    150,980     76,269   112,598

Fixed charges
   Interest charges      21,471     23,257     22,245     21,960    22,167
   Interest factor of
      operating rents     1,554      1,280      1,039      2,320     2,048
              		       --------   --------   --------   --------  --------
Total fixed charges      23,025     24,537     23,284     24,280    24,215
		                     --------   --------   --------   --------  --------

Earnings, as adjusted  $211,101   $182,135   $174,264   $100,549  $136,813
              		       ========   ========   ========   ========  ========
Ratio of earnings to
   fixed charges           9.17       7.42*      7.48       4.14**    5.65
              		       ========   ========   ========   ========  ========






* In the absence of $8,079,000 of nonrecurring realignment and restructuring costs, income before extraordinary items would have been $104,776,000, and the ratio of earnings to fixed charges would have been 7.75 for the year ended December 31, 1995.


** In the absence of $46,382,000 of nonrecurring merger and integration costs related to the merger of Sprint and Centel, income before extra-ordinary items would have been $77,251,000, and the ratio of earnings to fixed charges would have been 6.05 for the year ended December 31, 1993.


NOTE: The above ratios have been computed by dividing fixed charges into the sum of (a) income before extraordinary items less capitalized interest included in income, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the interest component of operating rents.
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